SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 10, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 258/2016-CVM/SEP/ GEA-1, requesting clarifications regarding the news published by Reuters news agency, under the title "Eletrobras' situation is unsustainable and the government prepares sale of assets", as transcribed by the end of this notice.

In response to the Letter in question, the Company clarifies its shareholders and the market in general the sale of assets of Eletrobras, the subject of analysis by management of the Company, was subjet of Market Announcements on December 29, 2015, January 13, 2016 and January 22, 2016, referring to the electric energy distribution companies.

As previously disclosed, were removed from the agenda at the request of the controlling shareholder Federal Government, the subjects scheduled in the notice of the 164th EGM related to the extension of the concession contracts of the subsidiaries Companhia Energetica do Piaui - CEPISA; Companhia Energetica de Alagoas - CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A., hereinafter referred to as "distributors" as well as the items related to the privatization of these distribution companies and the increase of its social capital directly by the Federal Government while not occurred the referred denationalization.

As previously disclosed, were removed from the agenda at the request of the controlling shareholder Federal Government, the subjects scheduled in the notice of the 164th EGM related to the extension of the concession contracts of the subsidiaries Companhia Energetica do Piaui - CEPISA; Companhia Energetica de Alagoas - Ceal; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A., hereinafter referred to as "distributors" as well as items related to the privatization of these distribution companies and increased its social capital directly by the Federal Government while not occurred the referred denationalization. These issues will be resolved in a new Eletrobras EGM to be convened.

In that 164th EGM held on December 28, 2016, was approved by majority, the sale of control of CELG Distribution S/A- CELG D in privatization auction to be organized by BM&FBOVESPA, as minimum price and conditions set forth in Resolution 11/2015 of National Privatization Council - CND.

Therefore, there is no new fact, of knowledge of the Company, that should be disclosed to the market, since the information on the subject have been previously disclosed by the Company, through the appropriate channels

Rio de Janeiro, June 13, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Official Letter CVM 258/2016/CVM/SEP/GEA-1

                Subject: Request for clarification on news

Mr Director,

1. Referring to the news entitled "Eletrobras's situation is "unsustainable" and Government prepares sale of assets", conveyed today, 06/10/2016, by News Agency Reuters, bearing the following information below:

"The situation of state utility company  Eletrobras, which faces billion-dollar losses since 2012, is" unsustainable "and will require a review of the size and role of the company in the country, said on Friday the Minister of Mines and Energy, Fernando Coelho Filho" .

He said that the government is preparing a company's assets sales plan should start with distribution companies and minority stakes in power plants and power lines.

The minister denied, however, that there are plans, currently,of selling the largest subsidiaries of the state-owned company operating in generation and transmission sector - Furnas, Chesf, Eletronorte and Eletrosul.

"We will not make a sale of Eletrobras," said Coelho Filho told reporters after attending a meeting with the vice-governor of São Paulo, Márcio França, and energy companies at the Bandeirantes Palace.

"But it does have determination to redefine the role and size of the company."

According to him, the government will prepare the privatization process with support from the Ministry of Planning, of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and the ministry itself and its technical bodies such as the Empresa de Pesquisa Energética (EPE).

The idea is to start sales by CELG-D power distribution company that serves the state of Goiás, whose privatization had already begun to be prepared by the government Dilma Rousseff, who came to set a minimum price for the company and hire the BNDES to support the process, but did not publish the notice.

"The process will start with CELG, because is already well underway, but it will not stop there, the idea is to move forward ... Eletrobras has about 180 SPEs (Special Purpose Entities), the most diverse .. . Are important assets, valuable and it is no sense in the situation that the company is, to keep all these SPEs, "said Coelho Filho.

He also made it clear that the sale of Eletrobras distribution subsidiaries should go ahead after CELG-D.

"It is very clear that the distributors must not be under Eletrobras," he said.

The seven distributors of Eletrobras attend, in addition to Goias states of the North and Northeast regions, such as Acre, Amazonas, Alagoas, Piauí, Rondônia and Roraima. Companies accumulate losses due to high default rates and theft and energy losses in their markets.

Coelho Filho added that the government has not set a date to carry out the CELG-D auction.

To close these settings, the ministry waits for, among other things, the arrival to the team of the  mathematical Luiz Barroso, who is currently director of PSR consulting, but have accepted an invitation to chair the EPE.

According to the minister, Barroso should take charge of EPE until the end of the month.

2. Relating to this, I request that you Mr. Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons understood it is not a relevant fact, as well as other information deemed important comment on the subject.

MARKET ANNOUNCEMENT

3. This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

4. Note that by art. 3 of CVM Instruction 358/02, meets the Investor Relations Director disclose and communicate to CVM and, if applicable, the stock exchange and entity of the organized OTC market in which the securities issued by the company are admitted the negotiation, any act or relevant fact occurred or related to their business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent by e-mail.

Regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.